June 7, 2011

VIA EDGAR	Randolf W. Katz direct dial: 714.966.8807 rkatz@bakerlaw.com

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, DC  20549-7010

Attn:	Sirimal R. Mukerjee

Re:	Eternal Energy Corp.
Registration Statement on Form S-4
Filed May 4, 2010
Number: 333-173927

Ladies and Gentlemen:

Eternal Energy Corp., a Nevada corporation (“EERG”), is pleased to respond to staff’s comments in its May 23, 2011, comment letter.  The comments have been transcribed, with EERG’s response immediately below.

Registration Statement on Form S-4

General

1.
We remind you to fill in all the blanks where appropriate as you may only omit information covered by Rule 430A of Regulation C.  For example, and without limitation, please revise to include page numbers in all cross references and who will be the chief financial officer following the merger.

Response.

All of the blanks and preliminary information in the initial filing, as well as the page numbers for the cross-references, have now been completed, with the exception of the chief financial officer, which role, in the near term, will be filled by EERG’s chief executive officer.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
June 7, 2011

2.	Please monitor the need to provide updated financial information, in accordance with Rule 8-08 of Regulation S-X.

Response.

Pre-effective Amendment No. 1 includes the quarterly financial information, as well as the MD&A disclosures, that EERG and American Eagle Energy Inc. (“AMZG”) filed in their respective Quarterly Reports on Form 10-Q for their March 31, 2011, quarters.  The pro forma information included herein has also been updated from what was available when the initial filing was made, as well as what was available when EERG filed its March 31, 2011, Quarterly Report.

3.	Please file all exhibits, including the legality opinion, in order to facilitate our review of your filing. We may have further comment upon our review.

Response.

EERG has filed its Exhibit 5.1, as well as new exhibits in respect of transactions that occurred subsequent to the initial filing of the Registration Statement.

4.
In this regard, we note your disclosure at page 26 that “[a]ssuming that the Merger is treated as a reorganization under Section 368(a) of the Internal Revenue Code, a holder of shares of Eternal’s common stock will not recognize any gain or loss.”  It appears from your disclosure that holders may benefit from preferential tax treatment.  To this end, please provide an opinion of counsel relating to the tax consequences of the merger and revise your disclosure to name such counsel, to clearly state the tax consequences and to indicate that such consequences are the opinion of such counsel.  In addition, we note that any such opinion from counsel may not assume that the merger is treated as a reorganization under Section 3 68(a) of the Internal Revenue Code as this appears to be a legal conclusion on which counsel should opine.

Response.

EERG acknowledges that that many “merger S-4s” include a detailed description of the various tax consequences of such transactions and that many are also supplemented by an opinion of tax counsel.  Nevertheless, EERG has concluded that deleting the section at page 26 entitled, “Certain Material U.S. Federal Income Tax Consequences of the Merger” and the two paragraphs thereunder, rather than maintaining the disclosure and supplementing it with an opinion of tax counsel, is appropriate.

EERG’s Registration Statement is unlike many other “merger S-4s” in that EERG merely seeks to register the primary distribution of its common stock to the legacy holders of common stock of AMZG upon the closing of a merger between EERG’s wholly-owned subsidiary, Eternal Sub Corp., and AMZG; EERG is not requesting that its stockholders vote to approve the subsidiary-level transaction.  (See response to Comment No. 5, below.)  For those “merger S-4s” wherein the approval of the registrant’s stockholders is required, a complete tax discussion, inclusive of an opinion of tax counsel, is appropriate, as the voting stockholders will need to make an informed, investment decision.  As noted above and in the response to Comment No. 5, below, such is not the case in this Registration Statement.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
June 7, 2011

5.	We note:

•	that you are incorporated under the laws of the State of Nevada and

•
that you are offering 164,023,288 shares of common stock and, as a result, after the completion of the merger, you will have 205,029,110 shares of common stock outstanding, which represents an approximately 400% increase in the number of shares of common stock outstanding immediately prior to the merger, but

•	that you are not requesting your shareholders approve the proposed merger.

We also note that Chapter 92A.130 of the Nevada Revised Statutes does not require shareholder approval of a merger only when, in part, the “number of voting shares outstanding immediately after the merger, plus the number of voting shares issued as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 20 percent the total number of voting shares of the surviving domestic corporation outstanding immediately before the merger….”  Please provide the basis for not obtaining shareholder approval pursuant to Chapter 92A.120 of the Nevada Revised Statutes.

Response.

EERG notes Staff’s comment regarding Chapters 92A.120 and 92A.130 of the Nevada Revised Statutes.  By its terms, NRS 92A.120 is applicable only to a “domestic corporation that is a ‘constituent entity’ in a merger.”  See subsection 1 of NRS 92A.120.1  NRS 92A.015 provides that a “constituent entity,” with respect to a merger, means “each merging or surviving entity”.  See, subsection 1 of NRS 92A.015.2

In the proposed transaction, wherein AMZG, is to merge with and into Eternal Sub Corp., and be the surviving entity, the constituent entities consist solely of the merging entity – Eternal Sub Corp. (a wholly-owned subsidiary of EERG) – and the surviving entity – AMZG.  EERG itself is not a constituent entity.

1	NRS 92A.120 Approval of plan of merger, conversion or exchange for domestic corporation.
1.    After adopting a plan of merger, exchange or conversion, the board of directors of each domestic corporation that is a constituent entity in the merger or conversion, or the board of directors of the domestic corporation whose shares will be acquired in the exchange, must submit the plan of merger, except as otherwise provided in NRS 92A.130 and 92A.180, the plan of conversion or the plan of exchange for approval by its stockholders who are entitled to vote on the plan in accordance with the provisions of this section.
2.    For a plan of merger, conversion or exchange to be approved:
(a)      The board of directors must recommend the plan of merger, conversion or exchange to the stockholders, unless the board of directors determines that because of a conflict of interest or other special circumstances it should make no recommendation and it communicates the basis for its determination to the stockholders with the plan; and
(b)  The stockholders entitled to vote must approve the plan.
[Emphasis added.]

2      NRS 92A.015 “Constituent entity” defined.  “Constituent entity” means:
1.      With respect to a merger, each merging or surviving entity;
[Emphasis added.]

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
June 7, 2011

Thus, the sole stockholder of the Eternal Sub Corp., which is the “merging entity,” must approve the proposed merger.  EERG as the sole stockholder of Eternal sub Corp. has so approved it.  As neither EERG nor Eternal Sub Corp. is the “surviving domestic corporation” in the proposed merger between Eternal Sub Corp. and AMZG, NRS 92A.130, including the 20 percent issue referenced in subsection 1(c), which by its express language only applies to the “surviving domestic corporation”, does not apply to either EERG or Eternal Sub Corp.  See, each of subsections 1(a), (b), and (c) of NRS 92A.130 regarding their inapplicability to both of those entities. 3

The tests referenced in subsections 1(a), (b), and (c) of NRS 92A.120 are, however, used to determine whether the stockholders of the “surviving domestic corporation” need to approve a merger.  In the subject proposed merger, those tests relate solely to AMZG, as it will be the “surviving domestic corporation” of its merger with Eternal Sub Corp.  Because AMZG does not pass all of those statutory tests, its stockholders, like the sole stockholder of Eternal Sub Corp., will also need to approve the merger.  That AMZG stockholder approval is a closing condition to the proposed merger  and is so noted in the Registration Statement.

As an aside and additional color that is relevant only to AMZG because it will be the “surviving domestic corporation” in its proposed merger with Eternal Sub Corp., the proviso in NRS 92A.120 subsection 1 that references NRS 92A.130 as a possible exception to the stockholder approval requirement does not release AMZG from the requirement that it must obtain the approval of its stockholders.  Although AMZG will be the “surviving domestic corporation” in its proposed merger with Eternal Sub Corp., immediately after the closing of its proposed merger with and into Eternal Sub Corp., each of AMZG’s stockholders will not hold the same number of shares, with identical designations, preferences, limitations, and relative rights, as immediately before the effective date.  See also, subsections 1(a) and (b) of NRS 92A.130.

3     NRS 92A.130 Approval of plan of merger for domestic corporation: Conditions under which action by stockholders of surviving corporation is not required.
1.    Action by the stockholders of a surviving domestic corporation on a plan of merger is not required if:
(a)      The articles of incorporation of the surviving domestic corporation will not differ from its articles before the merger;
(b)      Each stockholder of the surviving domestic corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights immediately after the merger;
(c)      The number of voting shares outstanding immediately after the merger, plus the number of voting shares issued as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 20 percent the total number of voting shares of the surviving domestic corporation outstanding immediately before the merger; and
(d)      The number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 20 percent the total number of participating shares outstanding immediately before the merger.
[Emphasis added.]

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
June 7, 2011

Summary, page 3

6.	Please identify the member of your special committee referenced at page 4.

Response.

Mr. Rumler has been identified as the sole member of the Special Committee on page four and his biography has been updated to include that reference on page 65.

Financial Statements, page F-1

Unaudited Pro Forma Financial Information, page F-62

7.
We note your assumption that the “estimated fair market value of American Eagle’s oil and gas properties ... is based on the net present value of future cash flows from proven reserves as of December 31, 2010, as calculated by an independent, third-party engineering firm.”  Please reconcile this with your disclosure elsewhere and in American Eagle’s Form 10-K for the transition period from May 1, 2010 to December 31, 2010 that suggests that American Eagle does not have proved reserves.

Response.

The specific risk factor on page 11 has been modified to reflect that EERG and AMZG have certain limited proved reserves, which disclosure has been coordinated with the proved reserves disclosure of the initial filing. See, for example, Note 14 to EERG’s financial statements on pages F-29 and F-30 for its fiscal year ended December 31, 2010, as well Note 13 to AMZG’s financial statements on pages F-59 and F-60 for its eight-month period ended December 31, 2010. Further, the February 23, 2011, report of MHA Petroleum Consultants LLC, as referenced in such Notes, has been attached as Exhibit 99.2 to Pre-Effective Amendment No. 1. The report is addressed to EERG, as the operator of the Hardy Property. Collectively, EERG and AMZG each own an undivided 50% interest in the Hardy Property, thereby collectively owning the entirety of the Hardy Property.

Signatures, page II-6

8.
We note that your registration statement is not signed by your principal financial officer, principal accounting officer or persons performing similar functions.  Please revise accordingly.  To the extent that Mr. Colby is signing in such capacities, so state.

Response.

Mr. Colby has signed Pre-Effective Amendment No. 1 as the principal financial and accounting officer of EERG, just as he executed EERG’s most recent Quarterly Report on Form 10-Q in the same capacities.

Closing Comments

EERG notes Staff’s closing comments.  EERG will provide the requested written statement to the Commission concurrently with its requesting acceleration of the effective date of the pending registration statement.  EERG does not expect to request acceleration until Staff has reviewed this pre-effective amendment and has determined that the Commission has no further comments.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
June 7, 2011

I hope that Pre-effective Amendment No. 1 is adequately responsive to Staff’s comments.  After you have reviewed the attached, please feel free to contact the undersigned with any further comments or inquiries.

Very truly yours,

/S/ Randolf W. Katz

Randolf W. Katz
Partner
of BAKER & HOSTETLER LLP

RWK/dlp